SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                   FORM 12B-25

                                                 Commission File Number  1-155

                           NOTIFICATION OF LATE FILING

(Check one): [X] Form 10-K      [ ] Form 11-K   [ ] Form 20-F    [ ] Form 10-Q
             [ ] Form N-SAR

For Period Ended:  DECEMBER 31, 1997

[   ]  Transition Report on Form 10-K   [   ]  Transition Report on Form 10-Q
[   ]  Transition Report on Form 20-F   [   ]  Transition Report on Form N-SAR
[   ]  Transition Report on Form 11-K

For the Transition Period Ended:________________________________________________

               Read attached instruction sheet before preparing form. Please print or type.

               Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

               If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:__________________
________________________________________________________________________________

                         PART I. REGISTRANT INFORMATION

Full name of registrant FIRST MEDICAL GROUP, INC.

Former name if applicable THE LEHIGH GROUP INC.

1055 WASHINGTON BOULEVARD
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Address of principal executive office (Street and number)

STAMFORD, CONNECTICUT 06903
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City,    State and Zip Code

                        PART II. RULE 12B-25 (B) AND (C)

               If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

(Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[  ]           (c) The accountant's  statement or other exhibit required by Rule
               12b-25(c) has been attached if applicable.



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                               PART III. NARRATIVE

               State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

               Due to difficulty in gathering certain information, the Company is unable to file its Form 10-K in a timely manner.

                           PART IV. OTHER INFORMATION

               (1) Name and telephone number of person to contact in regard to this notification



                          Robert Bruno         (203)          327-0900
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                            (Name)           (Area Code)   (Telephone number)

               (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                               [X] Yes  [   ] No

               (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                               [X] Yes  [   ] No

               If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                            First Medical Group, Inc.
                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  MARCH 31, 1998        By: /s/ Robert Bruno
                                ------------------------------------------
                                     Robert Bruno
                                     Secretary

                             Instruction. The form may be signed by an executive
               officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


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
Answer to Part IV, Section 3: The company is a successor by merger to the Lehigh Group Inc. As the merger took place in July of 1997, this is the first annual report that will be filed by the new company. As a result of the merger, the company has found it difficult to complete the filing in a timely fashion. Therefore, the company is requesting an extension of time in order to fully complete the required information.


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